Exhibit 6

British American Tobacco p.l.c.

20 July 2026

TRANSACTION IN OWN SHARES

British American Tobacco p.l.c. (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 15 April 2026 it purchased the following number of its ordinary shares of 25 pence each ("Shares") from UBS AG London Branch ("UBS") during the period from 13 July 2026 to 17 July 2026 as part of its buyback programme announced on 18 March 2024:

Date of purchase:	13 July 2026	14 July 2026	15 July 2026	16 July 2026	17 July 2026
Number of ordinary shares of 25 pence each purchased:	146,565	147,774	146,855	144,610	0
Highest price paid per share (pence):	4,491.00p	4,411.00p	4,407.00p	4,524.00p	0.00p
Lowest price paid per share (pence):	4,371.00p	4,348.00p	4,314.00p	4,352.00p	0.00p
Volume weighted average price paid per share (pence):	4,405.86p	4,381.23p	4,369.80p	4,431.12p	0.00p

The Company intends to cancel the purchased Shares.

Following the purchase and cancellation of these Shares, the Company will have 2,163,693,936 ordinary shares in issue (excluding treasury shares) which carry voting rights and will hold 132,654,339 ordinary shares in treasury. This information may be used by shareholders to determine whether they are required to notify their interest, or a change to their interest, in the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 as it applies in the UK, a schedule of individual trades carried out by Merrill Lynch International during the period set out above is detailed in the attached:

http://www.rns-pdf.londonstockexchange.com/rns/0060N_1-2026-7-20.pdf

http://www.rns-pdf.londonstockexchange.com/rns/0060N_2-2026-7-20.pdf

http://www.rns-pdf.londonstockexchange.com/rns/0060N_3-2026-7-20.pdf

http://www.rns-pdf.londonstockexchange.com/rns/0060N_4-2026-7-20.pdf

Enquiries:

Investor Relations

Victoria Buxton | IR_team@bat.com

Schedule of purchases - aggregate information

Issuer name	ISIN Code	Transaction date	Daily total volume (in number of shares)	Daily weighted average price of shares acquired	Platform
British American Tobacco p.l.c.	GB0002875804	13/07/2026	105,867	4,405.34p	LSE
British American Tobacco p.l.c.	GB0002875804	13/07/2026	28,538	4,407.31p	CHIX
British American Tobacco p.l.c.	GB0002875804	13/07/2026	12,160	4,406.96p	BATE
British American Tobacco p.l.c.	GB0002875804	14/07/2026	106,897	4,381.61p	LSE
British American Tobacco p.l.c.	GB0002875804	14/07/2026	28,408	4,380.22p	CHIX
British American Tobacco p.l.c.	GB0002875804	14/07/2026	12,469	4,380.32p	BATE
British American Tobacco p.l.c.	GB0002875804	15/07/2026	105,785	4,369.66p	LSE
British American Tobacco p.l.c.	GB0002875804	15/07/2026	28,669	4,370.07p	CHIX
British American Tobacco p.l.c.	GB0002875804	15/07/2026	12,401	4,370.40p	BATE
British American Tobacco p.l.c.	GB0002875804	16/07/2026	144,610	4,431.12p	LSE
British American Tobacco p.l.c.	GB0002875804	16/07/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	16/07/2026	0	0.00p	BATE
British American Tobacco p.l.c.	GB0002875804	17/07/2026	0	0.00p	LSE
British American Tobacco p.l.c.	GB0002875804	17/07/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	17/07/2026	0	0.00p	BATE